Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, June 9th, 2004

04030710

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

Hereby we inform that the agreement reached by the Shareholders meeting held on March 24st, 2004 was legally formalized, through Public Deed dated on May 5th. 2004, in presence of Notary Public of Lima, Dr. Jorge E. Orihuela Iberico,

Consequently, the new capital stock is S/. 239'800,000.00, composed of 218´000,000.00 shares at S/. 1.10 nominal value.

We inform that the registration date for the new shares to be issued will be June 16th, 2004 and we will deliver the shares on July 5th, 2004.

The percentage of new shares will be 6.341463%

Faithfully yours,

Mariela García de Fabbri
Finance Division Manager

dw 6/15

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, June 8th,2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of May 31st, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

FERREYROS S.A.A. 20040607 11:33:34 GFAC

RELACION DE ACCIONISTAS Pag.

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20157036794	IN - CARTADM	28,365,856	1.1000	13.837
2	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	22,112,769	1.1000	10.786
3	R	20170124449	NV -CARTADM	18,858,711	1.1000	9.199
4	X	038013580	HORSESHOE BAY LIMITED	13,251,224	1.1000	6.464
5	R	20143980821	HO - CARTADM	13,180,855	1.1000	6.429
6	R	20142829551	PR - CARTADM	10,397,844	1.1000	5.072
7	E	08191212	MONTERO ARAMBURU EDUARDO	10,085,752	1.1000	4.919
8	R	20111691631	GONDOMAR S.A.	10,033,501	1.1000	4.894
9	*	021009695	ATLANTIC SECURITY BANK	8,058,424	1.1000	3.930
10	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	7,889,949	1.1000	3.848
11	R	20171049262	INVERSIONES VARESLI S.A.	7,279,409	1.1000	3.550
12	*	027012415	HYBISCUS CAPITAL LTD.	6,242,754	1.1000	3.045
13	R	20137909813	ÑORTENSIA S.A.	6,143,022	1.1000	2.996
14	R	20119821151	INMOBILIARIA 301, S.A.	4,555,815	1.1000	2.222
15	R	20100228352	CORPORACION CERVESUR S.A.A.	4,186,891	1.1000	2.042
16	R	20215376916	BUSLETT S.A.	3,524,718	1.1000	1.719
17	*	021015391	DUCKTOWN HOLDINGS S.A.	2,022,044	1.1000	0.986
18	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,595,616	1.1000	0.778
19	E	08243244	MONTERO MUELLE ALFONSO	1,511,865	1.1000	0.737
20	E	09177929	ARRARTE FERREYROS-DE VICTORIA	1,326,633	1.1000	0.647
21	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,315,959	1.1000	0.641
22	R	20100047218	BANCO DE CREDITO DEL PERU	1,292,510	1.1000	0.630
23	E	07272496	FERREYROS ASPILLAGA CARLOS	1,049,559	1.1000	0.511
24	E	07277264	ESPINOSA BEDOYA OSCAR	1,035,683	1.1000	0.505